CONSENT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

We consent to the incorporation by reference in Registration Statement No. 333-100329on Form S-8 of our reports (which audit report expresses and unqualified opinion on the consolidated financial statements and includes comments by Independent Registered Chartered Accountants on Canada-United States of America Reporting Differences stating that there has been a restatement of the consolidated financial statements as described in notes 2 and 16 and stating that there are changes in accounting principles that have a material effect on the comparability of the consolidated financial statements) dated March 11, 2005 on the consolidated financial statements of Zi Corporation appearing in this Annual Report on Form 20-F of Zi Corporation for the year ended December 31, 2004.

Independent Registered Chartered Accountants

Calgary, Alberta, Canada
March 30, 2005